Exhibit 99.5

GT GROUP TELECOM INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1.	Reporting Issuer

GT Group Telecom Inc. 20 Bay Street Suite 1300 Toronto, Ontario M5J 2N8

2.	Date of Material Change

June 25, 2002

3.	Press Release

A press release was distributed to Canada NewsWire on June 25, 2002. A copy of the press release is attached to this report as Schedule A.

4.	Summary of Material Change

See the attached press release for a summary of the material change.

5.	Full Description of Material Change

See the attached press release for a full description of the material change.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information please contact Mark Hemingway, General Counsel, at (416) 848-2008.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 25th day of June, 2002.

/s/ Mark Hemingway

Mark Hemingway General Counsel